CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com

February 9, 2024

Confidential Submission via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Hafnia Limited
Draft Registration Statement on Form 20-FR12B
Filed December 22, 2023

Ladies and Gentlemen,

This letter is submitted on behalf of Hafnia Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form 20-FR12B filed on December 22, 2023 (the “Draft Registration Statement”), as set forth in your letter dated January 18, 2024, addressed to Mikael Øpstun Skov, Chief Executive Officer of the Company ( the “Comment Letter”). Concurrently with the submission of this letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form 20-F (the “Amended Draft Registration Statement”), which includes amendments that reflect responses to the Staff’s comments as well as amendments to reflect changes in the Company’s circumstances since the submission of the Draft Registration Statement. We also note that the Amended Draft Registration Statement includes a number of additional exhibits.

The Company advises the Commission that the Amended Draft Registration Statement, like the Draft Registration Statement, has been prepared with financial information covering financial years ended December 31, 2022 and 2021, omitting financial information covering the financial year ended December 31, 2020, instead reserving disclosure of such information for the financial year ended December 31, 2023. The Company intends to include financial information covering the financial year ended December 31, 2023 in its second amended draft registration statement. The Company respectfully informs the Staff that it expects to file such second amended draft registration statement in March 2024.

The Company is seeking confidential treatment for the Amended Draft Registration Statement and this letter pursuant to Rule 83 of the Commission.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

February 9, 2024

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers correspond to the headings and paragraph numbers contained in the Comment Letter, and for reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Draft Registration Statement.

Draft Registration Statement on Form 20-F filed December 22, 2023
Market and Industry Data, page iv.

1.
We note that you attribute certain information throughout your registration statement to Clarksons Research. Please provide the date of such report, and explain, if true, that you commissioned such report.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company did commission Clarksons Research to prepare the disclosure in the sub-section of Item 4 titled “Industry” of the Draft Registration Statement. The disclosure in the Amended Draft Registration Statement has been updated on page iv to clarify that (i) the Company commissioned this disclosure, (ii) the date on which the Company received the updated disclosure for inclusion in the Amended Draft Registration Statement and (iii) the date through which that disclosure was updated.

Additionally, the Company informs the Staff that the sub-section of Item 4 titled “Industry” commencing on page 101 of the Amended Draft Registration Statement has been updated based on updated input received by the Company from Clarksons Research. Furthermore, the Company informs the Staff that the aforementioned sub-section will be updated in later amendments to the Draft Registration Statement.

We derive a significant portion of our revenue from our top five customers, and the loss or default of any such customers..., page 40.

2.
Please revise to disclose the percentage of revenues attributable to your top five customers and disclose whether any customer represented 10% or more of your revenues for the year ended December 31, 2023.

Response: In response to the Staff’s comments, the Company has updated the risk factor titled “We derive a significant portion of our revenue from our top five customers, and the loss or default of any such customers could result in a significant loss of revenue and adversely affect our business.” with a draft disclosure of the percentage of revenues attributable to our top five customers by group in 2023 and a disclosure of whether any customer(s) (by group) represented 10 % or more of our revenues for the year ended December 31, 2023.

The Company respectfully notes to the Staff that these disclosures will be updated to reflect revenues for the year December 31, 2023 in the Company’s filing of a second amended draft registration statement which will contain a disclosure of the financial information related to the Company for the year ended December 31, 2023.

CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

February 9, 2024

Furthermore, the Company respectfully informs the Staff that no changes have been made to the financial statements included in the Amended Draft Registration Statement but that the Company will in its second amended draft registration statement update note 28 of its consolidated financial statements for 2021 and 2022. The note will be updated to reflect revenue from top five customers by group rather than top five customers by legal entity for the financial years ended December 31, 2022 and 2021.

Risk Factors
Risks Related to Our Company, Organization, and Structure
Our major shareholder, currently BW Group Limited, may have interests that are different from our interests..., page 41

3.
We note that BW Group Limited, owned by corporate interests associated with the Sohmen family, is currently a major shareholder. Please disclose whether you will be a “controlled company” as defined under the relevant NYSE listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will not qualify as a “controlled company” under the NYSE Listing Standards as there is no individual, group or company which holds more than 50 % of the voting power for the election of the Company’s directors. Therefore, the Company will not have the option of relying on any of the accommodations available under the NYSE rules related to controlled companies.

The Company has a risk factor on page 42 of the Amended Draft Registration Statement titled “Our major shareholder, currently BW Group Limited, may have interests that are different from our interests and the interests of our other shareholders.” and believes that this language highlights the risks related to the ownership by the Company’s major shareholders appropriately. In response to the Staff’s comment, the Company has, however, added an affirmative statement that the Company is not a “controlled company” under the NYSE Listing Standards and will not be seeking to take advantage of the controlled company exemption to opt out of certain corporate governance requirements.

Operating Results
Results of Operations, page 127

4.
We note your disclosure indicating the 192% increase in voyage charter revenue for 2022 compared to 2021 was due to stronger freight rates and bigger fleet size. Please expand your discussion and analysis to clarify the extent to which changes in revenues are attributable to changes in volumes and separately to changes in prices to comply with Item 5.A.1 of Form 20-F.

Please describe the volumetric measures underlying this incremental disclosure sufficiently to also understand the extent to which having more ships available has impacted utilization of the overall fleet; and expand your disclosure in the Overview on page 120 to include the utilization rates for each period, along with an explanation of the method applied in calculating those figures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 131-134 of the Amended Draft Registration Statement to clarify the extent to which the Company’s increase in revenue from voyage charter is attributable to the expansion of the fleet versus the stronger freight rates in 2022.

Additionally, the Company has added a disclosure of utilisation rates on page 122-123 of the Amended Draft Registration Statement as well as a description of the method applied in calculating those figures.

CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

February 9, 2024

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources, page 136

5.
We note your disclosure here regarding certain credit facilities. Please revise to disclose the material terms of the facilities and file as an exhibit every contract that is material to you. In this regard, we also note your disclosure on page 175 relating to the agreements with BW Group Limited. Refer to Instruction 4 of Instructions as to Exhibits of Form 20-F.

Response: In response to the Staff’s comments, the Company has revised its disclosures in “Item 5. – B. Liquidity and Capital Resources – Financing Arrangements” on pages 149-165 of the Amended Draft Registration Statement.

The Company respectfully informs the Staff that its corporate services agreement with BW Group Limited for 2024 (the “2024 Corporate Services Agreement”) will be included as an exhibit to the registration statement and will be filed by amendment of the Amended Draft Registration Statement. In addition, the Company does not intend to include the corporate services agreement with BW Group Limited for 2023 as an exhibit because this agreement has been superseded by the 2024 Corporate Services Agreement and therefore, the Company no longer has any rights or obligations pursuant to this agreement.

The Company informs the Staff that it will include certain of its material credit facilities as exhibits to the Amended Draft Registration Statement and that additional material agreements will be filed by amendment of the Amended Draft Registration Statement.

Item 6. Directors, Senior Management and Employees
C. Board Practices
Committees
Nomination Committee, page 171

6.	Please clarify, if true, that the members of the Nomination Committee are not members of the Board of Directors but are affiliated with your major shareholder, BW Group Limited.

Please also revise your risk factor on page 41 entitled, Our major shareholder, currently BW Group Limited, may have interests that are different from our interests and the interests of our other shareholders, to disclose that certain Board and committee members that are associated with BW Group.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 180 of the Amended Draft Registration Statement and also revised the risk factor titled “Our major shareholder, currently BW Group Limited, may have interests that are different from our interests and the interests of other shareholders” on page 42 of the Amended Draft Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

February 9, 2024

Dividend Policy, page 177

7.
We note your disclosure explaining that you changed your dividend policy towards the end of 2022 and that under the new policy you intend to pay dividends ranging from 50% to 80% of net profit, adjusted for extraordinary items, where the applicable percentages will be based on a net loan-to-value measure, involving debt associated with vessels owned, leased or in pools, and vessel values.

However, you indicate that your board of directors, in determining the amount of any actual dividends, will also take into consideration your capital structure, capital requirements, and capital expenditure plans; liquidity position, financial condition, and general business condition; legal restrictions, to include restrictions under borrowing and other contractual arrangements; and the market outlook.

Please expand your disclosure to explain how the new policy compares to your previous policy and to describe any changes in the business that you believe correlate with the policy change and enable higher payments for 2023 and subsequent periods. Also indicate the extent to which your operating cash flows for 2022 would have supported your capital requirements, capital expenditure plans, and dividend payments if the new policy were applied for that period; quantify the extent of any deficiencies and explain the extent to which your reliance on external funding would have increased to cover these various cash requirements.

Please supplement your matrix of the net loan-to-value and payout percentages with disclosure of the actual corresponding figures utilized for each period covered by the financial statements, details of any adjustments made in determining the amounts of historical dividends; and your views regarding any uncertainties and circumstances that are reasonably likely to limit or preclude the payment of dividends in accordance with the new policy.

With regard to incremental disclosures on the sufficiency of operating cash flows relative to your various cash requirements, please submit for our review a schedule showing how the new dividend policy would have been applied relative to the financial results for 2022, were it in effect for this earlier period.

Response: In response to the Staff’s comment, the Company has made additional disclosures on pages 186-187 of the Amended Draft Registration Statement.

The Company respectfully advises the Staff that had the Company’s dividend policy been in effect from the beginning of 2022 and thus applied to all quarters of 2022 rather than only to Q4, it would not have resulted in any change to the dividend payments in 2022. The net loan to value ratio at the end of each of Q1, Q2 and Q3 of 2022 was above 40%. Improved earnings and increases in asset prices during 2022 contributed to the decline in our net loan-to-value ratio which meant that in Q4 of 2022, the net loan-to-value ratio came below 40%.

CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

February 9, 2024

Please see the below table for the Company’s net loan to value ratio during 2022 including a comparison between the payout ratio which was or would have been determined under the Company’s previous dividend policy and the payout ratio which was or would have been determined under the Company’s current dividend policy.

Financial period	Net loan to value	Payout Ratio under old policy (%)	Payout Ratio under current policy (%)
Previous dividend policy
Q1 2022	64.0%	50%	50%
Q2 2022	55.7%	50%	50%
Q3 2022	43.0%	50%	50%
Current dividend policy
Q4 2022	37.2%	50%	60%

As the payout ratio would not have changed if the current dividend policy had been in place from the beginning of 2022, dividend distribution in accordance with the new dividend policy would not have impacted our cash flows for the first three quarters of 2022.

Item 10. Additional Information
B. Memorandum of Association and Bye-laws
Exclusive Jurisdiction, page 189

8.
We note your disclosure regarding the exclusive jurisdiction provision. Revise your disclosure to state whether you will have an exclusive jurisdiction provision if shareholders approve the redomiciliation to Singapore and whether the federal district courts of the United States will continue to be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly. Also, please revise to include a risk factor regarding the exclusive forum provision, clearly describing any risks or other impacts on investors and addressing any uncertainty about enforceability. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

CONFIDENTIAL TREATMENT REQUESTED BY HAFNIA LIMITED PURSUANT TO 17 C.F.R. SECTION 200.83

February 9, 2024

Response: In response to the Staff’s comment, the Company has added a new risk factor titled “Our Bye-laws contain an exclusive jurisdiction provision applicable to certain types of actions and after the Redomiciliation, if approved by our shareholders, our Constitution will contain an exclusive jurisdiction provision applicable to certain types of actions. These exclusive jurisdiction provisions could limit the ability of our shareholders to obtain a favourable judicial forum for disputes against us or our directors or officers.” on pages 44-45 of the Amended Draft Registration Statement.

Additionally, the Company also expanded the sub-section in Item 10. entitled “Exclusive Jurisdiction” to clarify

(i)	that the Company’s constitution after the Redomiciliation, if approved by the shareholders, will contain an exclusive jurisdiction clause;

(ii)	that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder; and

(iii)
that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

***

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call Anthony J. Renzi at +1 (202) 312-3336 or Juliette M. Todd at +1 (212) 407-7763.

Very truly yours,

/s/ Anthony J. Renzi
Anthony J. Renzi